SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 2)

HomeFed Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of class of securities)

436919104

(CUSIP number)

Joseph S. Steinberg

c/o Jefferies Financial Group Inc.

520 Madison Avenue

New York, New York 10022

(Name, address and telephone number of person authorized to receive notices and communications)

April 12, 2019

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 436919104	13D

1	Name of Reporting Person: Joseph S. Steinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 686,551 (see Item 5)
	8	SHARED VOTING POWER: 92,811 (see Item 5)
	9	SOLE DISPOSITIVE POWER: 686,551 (see Item 5)
	10	SHARED DISPOSITIVE POWER: 92,811 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 779,362 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.0% (see Item 5)
14	TYPE OF REPORTING PERSON: IN

This Amendment No. 2 (“Amendment No. 2”) amends the Schedule 13D first filed with the Securities and Exchange Commission on February 28, 2014, as amended (the “Schedule 13D”), and is filed by Joseph S. Steinberg (the “Reporting Person”), with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of HomeFed Corporation (the “Company”). Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 is supplemented as follows:

(a)-(b)    The responses of the Reporting Person to Row (7) through (13) of the cover page of this Amendment No. 2, as of April 12, 2019, are incorporated herein by reference.

As of April 12, 2019, the Reporting Person is the beneficial owner of 779,362 shares of Common Stock, including (i) 5,000 shares of Common Stock that may be acquired from the Company upon the exercise of stock options, (ii) 3,486 shares of Common Stock beneficially owned by the Reporting Person’s wife as to which the Reporting Person may be deemed to be the beneficial owner, and (iii) 89,325 shares of Common Stock owned by trusts for the benefit of the Reporting Person’s children. The foregoing does not include 42,381 shares of the Common Stock held by a charitable trust as to which the Reporting Person and his wife are trustees and as to which the Reporting Person disclaims beneficial ownership. The Reporting Person’s beneficial ownership as of April 12, 2019, represents approximately 5.0% of the Common Stock outstanding (based on (i) 15,500,246 shares of Common Stock outstanding as of the February 12, 2019, as disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed with the Securities and Exchange Commission on March 18, 2019, plus (ii) 5,000 shares underlying the options held by the Reporting Person).

(c)    The Reporting Person has not effected any transaction in Common Stock in the 60 days prior to filing this Amendment No. 2.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On April 12, 2019, Jefferies Financial Group Inc. (“Jefferies”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Company and Heat Merger Sub, LLC, a Delaware limited liability company and wholly-owned subsidiary of Jefferies (“Merger Sub”). Pursuant to the Merger Agreement, the Company will be merged with and into Merger Sub (the “Merger”) with Merger Sub surviving the Merger as a wholly-owned subsidiary of Jefferies.    The Reporting Person has agreed with the Company’s board of directors not to acquire beneficial ownership of any additional securities of the Company from the time the Merger Agreement is executed through the conclusion of the special meeting of Company stockholders called to adopt the Merger Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2019

/s/ Joseph S. Steinberg
Joseph S. Steinberg

4